Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                April 11, 2008

VIA EDGAR

Ms. Sally Samuel, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:  AllianceBernstein Variable Products Series Fund, Inc. -
                 U.S. Government/High Grade Securities Portfolio
               Post-Effective Amendment No. 44
               File Nos. 033-18647 and 811-05398
               ---------------------------------

Dear Ms. Samuel:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendment to the registration statement filed on Form N-1A including the Prospectus and Statement of Additional Information ("SAI") for U.S. Government/High Grade Securities Portfolio (the "Portfolio"), a series of AllianceBernstein Variable Products Series Fund, Inc. ("AVP"), as provided orally to Young Seo of this office on April 8, 2008.

     As background, the Portfolio will acquire four other AVP portfolios on April 25, 2008. We had intended to file an amended registration under Rule 485(a) that would go effective automatically on the 60th day or May 1, 2008. However, by the time we realized that the merger would occur prior to that date and we would need an effective registration statement by April 28, 2008, we had to file the amended registration statement with a request for acceleration. We need to furnish the printed prospectus to the insurance companies that use the Portfolio as an underlying fund for a variable annuity product to incorporate into their documents by early next week notwithstanding that the prospectus will not be effective or used until April 28, 2008. Under the circumstances, we need to discuss and resolve any issues with the Staff's comments by early next week. While this is a short time frame for your consideration of our responses below, we would appreciate your assistance in this regard.

     Also, as a preliminary matter, we have issues with several of the comments because they involve revisions to the standardized prospectuses used by all of the 18 AVP portfolios as well as over 70 AllianceBernstein retail mutual funds. We appreciate that the fact that there is a standardized form of the prospectuses for all of these funds should not necessarily be a response to a Staff comment. However, all of these prospectuses have been previously reviewed on numerous occasions by the Staff of both the Office of Insurance Products and the Office of Disclosure Review. In fact, the very same form of prospectus was filed in March 2006 (Post-Effective Amendment No. 41) and reviewed by the Staff of the Office of Insurance Products. We did not receive any Staff comments on the form of the prospectus equivalent to some of the comments discussed below. We request that the Staff reconsider whether these comments are necessary in light of the extensive Staff review of these prospectuses.

     The Staff's comments and our responses are discussed below.(1)

----------
(1) Capitalized terms have the same meaning as in the Prospectus unless otherwise defined.

Comment 1:  Summary Information: "Credit Ratings" and "Other Information" in the
            "Summary Information" section should be deleted or moved back so that the fee table can be moved up closer to the front of the Prospectus.

Response:   The "Summary Information" section is part of the risk/return summary required by Item 2 of Form N-1A. It highlights certain information about performance, risks, credit ratings and maturity and duration.
            In particular, the description of the Portfolio's investment strategies refers to credit ratings and maturity and duration. We believe it is important for investors to have this disclosure in order to facilitate their understanding of the subsequent, more focused, description of the Portfolio's investment strategies. We believe that this information is responsive to the disclosure required by Item 2 of Form N-1A. This disclosure format has, as noted above, been previously reviewed by the Staff.

Comment 2:  Objectives and Principal Strategies: The "Principal Risks" section should only identify the principal risks of investing in the Portfolio. If any of the risks identified here is not a principal risk, it should be moved to the back. Also, the disclosure does not state where the risks are defined.

Response:   Only principal risks are identified in the "Principal Risks"
            section. The disclosure also instructs an investor to see "Risks
            Summary" for a broader discussion of these and other risks of investing in the Portfolio.

Comment 3:  Fees and Expenses of the Portfolio: The fee table should be moved up closer to the front of the Prospectus and should follow right after the performance table.

Response:   The fee table is in the order prescribed by Form N-1A and follows disclosure about the Portfolio's investment objective, principal strategies and risks, and performance. The fee table is proximately located near the front of the Prospectus, clearly identified in the table of contents and easily accessible to any investor who may want to review the fees for an underlying fund for a variable annuity contract, such as the Portfolio, although more comprehensive fee information about their contract is available in the variable contract prospectus.

Comment 4:  Frequent Purchases and Redemptions of Portfolio Shares: The second sentence in the second paragraph under "Risks Associated With Excessive Or Short-Term Trading Generally" should be revised to conform to the NAV calculation disclosure in other places of the Prospectus. A parallel change should be made to the SAI.

Response:   We have revised the Prospectus and the SAI in response to this comment.

Comment 5:  More Information About the Portfolio and Its Investments: The
            "Derivatives" section should include a disclosure regarding the Portfolio's obligation to set aside liquid assets or cash, and the risks associated with such practice. One way to make this disclosure is to identify the obligation in the Prospectus and describe it more fully in the SAI. But this disclosure needs to be in both the Prospectus and the SAI.

Response:   Form N-1A does not require disclosure in the Prospectus about the
            Portfolio's obligation to set aside liquid assets or cash to collateralize the market risk of derivatives transactions. See
            Footnote 143 in Registration Form Used By Open-End Management
            Investment Companies, Investment Company Act Release No. 23064
            (March 13, 1998). We have added additional disclosure to the SAI about the segregation of assets relating to derivatives transactions.

Comment 6:  More Information About the Portfolio and Its Investments: The
            "Illiquid Securities" section should include a disclosure that in the event the Portfolio's investments in illiquid securities exceed 15% of its net assets, it would take steps necessary to bring the percentage down to 15% or less. A parallel disclosure should be included in the SAI.

Response:   We do not believe that Form N-1A requires disclosure about the
            Portfolio reducing its investments in illiquid securities if these investments exceed 15% of net assets. This disclosure merely restates the Portfolio's legal obligation. We believe that it adds unnecessary length and complexity to the Prospectus. We have added additional disclosure to the SAI in response to this comment.

Comment 7:  More Information About the Portfolio and Its Investments: If the
            Portfolio has any sub-prime mortgage related investments, the "Mortgage-Backed Securities" section should include a disclosure regarding such investments. A parallel disclosure should be included in the SAI.

Response:   The Portfolio has a very small amount of sub-prime mortgage related investments. Items 2 and 4 of Form N-1A require disclosure of a fund's principal investment strategies, including the particular type or types of investments in which the [f]und principally invests or will invest." According to Form N-1A, principal risk disclosure should focus on `the risks to which the [f]und's portfolio as a whole is subject and the circumstances most likely to affect adversely the [f]und's net asset value, yield and total return."
            These investments are not a principal strategy of the Portfolio and do not constitute a principal risk. The SAI disclosure includes disclosure about sub-prime mortgage related investments and their risks.

Comment 8:  More Information About the Portfolio and Its Investments: The
            "Investment in Below Investment Grade Fixed-Income Securities" section should include a disclosure that states that these investments are typically identified as "junk bonds."

Response:   We have revised the disclosure in response to this comment.

Comment 9:  Management of the Portfolio: The "Investment Adviser" section should include a disclosure of the aggregate amount of paid by the Portfolio to the Adviser for its investment advisory services.

Response:   Form N-1A does not require this information in the Prospectus. It is included in the SAI.

Comment 10: Management of the Portfolio: The cross-reference to the SAI for additional information about the Portfolio Managers in the last sentence in the "Portfolio Managers" section should refer to a more specific section of the SAI.

Response:   We have revised the Prospectus in response to this comment.

Comment 11: A disclosure regarding the voting rights of the contractowners, including one on "proportional voting" that, as a result of proportional voting, a small number of contractowners can determine the outcome of the vote, should be included. A parallel disclosure should be included in the "General Information" section of the SAI.

Response:   We do not believe that Form N-1A requires disclosure in the
            Prospectus regarding the voting rights of contractowners. In response to comments received in the Staff review in 2006, we included this disclosure in the SAI.

Comment 12: "Appendix B" and the back cover page appear to be on the same page.

Response:   We have revised the Prospectus in response to this comment.

Comment 13: Part C: A disclosure regarding indemnification, required under Rule
            484, should be included.

Response:   We have revised Part C to include disclosure regarding
            indemnification.

                                           * * *

     We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

                                        Sincerely,


                                        /s/ Kathleen K. Clarke

cc: Christina Morse, Esq.

SK 00250 0292 872740